                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                                     (Final Amendment)

                           OFI Tremont Core Strategies Hedge Fund
                           --------------------------------------
                                      (Name of Issuer)

                           OFI Tremont Core Strategies Hedge Fund
                           --------------------------------------
                            (Name of Person(s) Filing Statement)

                               Shares of Beneficial Interest
                               (Title of Class of Securities)

                                         67084K103
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
          (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
 Transaction Valuation: $43,266,887.75a Amount of Filing Fee: $5,482b
-------------------------------------------------------------------------------

     (a)  Calculated as the aggregate  maximum  purchase  price for  twenty-five percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of June 30, 2004.

(b)  Calculated at 0.01267% of the Transaction Valuation.

     [x]  Check the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $5,482
Form or Registration No.:  005-79312
                           ---------
Filing Party:  OFI Tremont Core Strategies Hedge Fund
               --------------------------------------
Date Filed:  July 30, 2004

[ ] Check the box if the filing  relates solely to  preliminary  communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.
[ x]  issuer tender offer subject to Rule 13e-4.
[  ]  going-private transaction subject to Rule 13e-3.
[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

     This Final  Amendment  relates  to the Issuer  Tender  Offer  Statement  on
Schedule TO (the  "Statement")  originally filed on July 30, 2004 by OFI Tremont
Core  Strategies  Hedge  Fund (the  "Fund")  in  connection  with an offer  (the
"Offer")  by the  Fund to  purchase  $43,266,887.75  of  interests  in the  Fund
("Interests")  on the  terms  and  subject  to the  conditions  set forth in the
Repurchase  Offer Notice and the related Letter to Repurchase  Offer.  Copies of the Repurchase Offer Notice and Letter to Repurchase Offer were previously filed as Exhibits (a)(1)(i) and (a)(1) (ii) to the Statement.

     This is the Final  Amendment to the  Statement and is being filed to report the results of the offer.  Capitalized  terms not otherwise defined herein shall be the meanings ascribed to them in the Repurchase Offer Notice.

      The following information is furnished pursuant to Rule 13e-4(c)4:

     1.  The Offer expired at 12:00 midnight, New York time, on August 31, 2004.

     2. $7,002,534 in Interests were validly tendered and not withdrawn prior to the  expiration  of the Offer,  and all of those  Interests  were  accepted  for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

                                         SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                    OFI Tremont Core Strategies Hedge Fund

                                     By: /s/ Lisa I. Bloomberg
                                         _____________________________
                                          Name: Lisa I. Bloomberg
                                          Title:   Assistant Secretary

Date:  January 14, 2005